FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November 2007

Commission File Number	000-30224

CRYPTOLOGIC LIMITED
Alexandra House The Sweepstakes Ballsbridge Dublin 4

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....☐..... Form 40-F...☒...

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ]    No[X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 8, 2007	CRYPTOLOGIC LIMITED Stephen Taylor Chief Financial Officer

2

FOR IMMEDIATE RELEASE

Symbol: TSX: CRY, CXY; NASDAQ: CRYP; LSE: CRP

ALL FINANCIAL FIGURES ARE IN US$

CRYPTOLOGIC GROWS REVENUE, EARNINGS IN Q3

E-gaming software leader launches new games & sites,

makes European & Asian acquisitions, and positions business for growth

November 8, 2007 (Dublin, Ireland) – CryptoLogic Limited, a leading software developer to the global Internet gaming industry, today reported financial results for the three months ended September 30, 2007. The company posted revenue of $17.5 million and net income of $2.4 million ($2.6 million before minority interest), or $0.19 per fully diluted share. CryptoLogic achieved this top- and bottom-line growth over the second quarter notwithstanding the traditionally slow summer season for Internet gaming.

“CryptoLogic strengthened every part of its business in the third quarter, and this improved our top-line revenue, our bottom-line profit and our competitive position in both Europe and Asia,” said Javaid Aziz, CryptoLogic’s President and CEO. “We unveiled new games, launched new sites, acquired new assets and strengthened CryptoLogic’s relationships with some of the world’s blue-chip gaming and entertainment brands. The result is new stability, profitability and sustainability for CryptoLogic’s growth in the long term.”

CryptoLogic continues to have one of the industry’s strongest balance sheets, ending the quarter with $85.4 million in net cash (1). The reduction from $91.7 million in Q2 resulted from the acquisition of the business of Casino.co.uk, a popular European gaming portal.

Since its last quarterly earnings report, CryptoLogic has adapted to the changed industry landscape with a number of significant actions. These include adding new casino games and new customer sites and making acquisitions and investments in the U.K. and Asia.

Financial Highlights (in millions of US dollars, except per share data)	Three months ended September 30,			Nine months ended September 30,
	2007	2006	% Change	2007	2006	% Change
Revenue	$17.5	$27.7	(36.8%)	$53.3	$85.0	(37.3%)
Charge related to Irish HQ	-	($1.6)		($5.7)	($2.6)	119.2%
Earnings	$2.4	$7.2	(66.7%)	$1.3	$23.1	(94.4%)
Earnings per diluted share	$0.19	$0.53	(64.2%)	$0.10	$1.68	(94.0%)
Casino revenue	$11.4	$16.3	(30.1%)	$35.5	$49.2	(27.8%)
Poker revenue	$4.8	$8.3	(42.2%)	$14.9	$27.2	(45.2%)

Highlights:

New customer sites

•	Launched Interpoker German site.
•	Launched Intercasino non-downloadable casinos.
•	Launched World Poker Tour’s casino site.
•	Completed all technical work on Holland Casino’s poker and casino sites, which are now ready to launch.

TEL (353) 1664-1682

ALEXANDRA HOUSE, THE SWEEPSTAKES, BALLSBRIDGE, DUBLIN 4, IRELAND

New game innovations

•	Launched 4 major casino games on licensee sites.
•	Launched 40 “instant play” casino games on licensee sites.
•	Secured an exclusive license to create Internet casino games based on Spider-Man and Fantastic Four, the most famous Marvel Super Heroes.
•	Introduced “Pro-View” tables in the poker room.

New acquisitions

•	Acquired, through a subsidiary, Casino.co.uk, a popular gaming portal and related Internet casino and poker room assets – a move that has been immediately accretive to earnings.
•

Subsequent to the quarter’s end, agreed to acquire an initial position in Mikoishi Studios, one of Asia’s best-known game development and design companies, with particular focus on the Asian mobile phone market. CryptoLogic has the option of increasing its stake in Mikoishi in the future.

Corporate initiatives

•	On November 8, 2007, declared a quarterly cash dividend of $0.12 per share.
•	Relocated licensee base to capitalize on the U.K. Gambling Act regulations, and to better meet the needs of prospective new licensees.

Financial Performance

In light of the significant industry-wide impact of the U.S. prohibition of Internet gaming in October 2006, sequential quarter-over-quarter growth and balance sheet strength are more meaningful indicators of relative performance than year-on-year comparisons. Throughout 2007 to date, CryptoLogic has achieved increases in revenue and decreases in operating costs (exclusive of special charges for the establishment of its new headquarters in Ireland) as the company pursues its plan to restore profitability to historic levels.

Total revenue: In the third quarter, CryptoLogic increased its revenue by $1.3 million, or 7.8%, compared with the second quarter, notwithstanding the traditional slowness of the summer season for Internet gaming. This increase is attributable to the impact of new licensee revenue coming on stream.

Earnings and Earnings per Diluted Share: The company achieved an after-tax profit for the quarter of $2.6 million; following a reduction of $0.2 million due to a post-reorganization minority interest in the company, CryptoLogic’s net earnings were $2.4 million ($0.19 per fully diluted share). This increase is attributable to stronger gaming revenue, continued cost control and tax recoveries in the quarter.

Balance Sheet and Cash Flow: CryptoLogic continued to have one of the strongest balance sheets in the industry, enabling strategic acquisitions to continue in the fourth quarter. Due largely to the acquisition of Casino.co.uk, CryptoLogic ended the quarter with $85.4 million in net cash(1) (comprising cash and cash equivalents, short-term investments and security deposits), or $6.13 per diluted share, a reduction of $6.3 million from the second quarter. The company continues to be debt-free.

CryptoLogic’s working capital at September 30, 2007 was $73.7 million, or $5.29 per diluted share (June 30, 2007: $80.2 million, or $5.72 per diluted share). Cash flow generated by operating activities was $5.5 million in the third quarter, which is consistent with the same period a year ago. The company attributes this change primarily to reduced earnings caused by the U.S. prohibition of Internet gaming.

Outlook

In less than one year since the U.S. prohibition of Internet gaming, CryptoLogic has strengthened its position within its industry and pursued an aggressive plan for growth. The company now enjoys renewed stability and profitability, and is confident in the sustainability of its business and its growth plan.

With 70% of the company’s business already based in Europe a year ago, CryptoLogic was able to capitalize on a wave of opportunities: launching 17 new customer sites, unveiling 13 new games, making three strategic, accretive acquisitions, expanding into Asia and building strong relationships with mainstream gaming and entertainment brands such as Marvel, Playboy and World Poker Tour.

Thanks to a steady increase in revenue and careful management of expenses, the company has returned to profitability despite the depletion of its poker revenue following the U.S. prohibition. CryptoLogic has also maintained a balance sheet that gives the company the strength and flexibility to capitalize on attractive opportunities all over the world.

CryptoLogic anticipates continued revenue and earnings growth through three principal sources:

•

Expanding its core casino and poker business: Exciting new games such as Spider-Man, Fantastic Four and others will continue to drive casino growth, and new liquidity remains the key to growth in poker. Thanks to excellent leverage from CryptoLogic’s robust, scalable technology platform, new licensee revenue goes directly to the bottom line.

•

Diversifying into new territories and products: The company believes there are significant growth opportunities in new markets, particularly given the growing affluence in Asia. CryptoLogic is also aggressively exploring opportunities in promising new segments of the Internet gaming market, just as it did with poker five years ago.

•

Pursuing strategic, accretive acquisitions. CryptoLogic will see both short- and long-term benefits from its recent acquisitions in Europe and Asia, and the company will continue to be proactive in pursuing opportunities that can deliver value for shareholders.

With continued organic growth and revenue from new customer sites taking effect in the fourth quarter, CryptoLogic expects revenue between $17.5 and $18.5 million, with net earnings between $2 and $3 million. In future, in line with market trends and the practices of European public companies, the company does not intend to provide regular quarterly guidance.

2007 Third Quarter Analyst Call

A conference call is scheduled today for 8:30 a.m. Eastern time (1:30 p.m. GMT). Interested parties should call either 416-641-6121, 1-866-300-4047 (North America) or the international toll free number at (country code) 800-6578-9911. A replay will be available through November 15, 2007 by calling 416-695-5800 or 1-800-408-3053, passcode 3238575#.

About CryptoLogic( (www.cryptologic.com)

Focused on integrity and innovation, CryptoLogic Limited is a world-leading, blue-chip public developer and supplier of Internet gaming software. Its leadership in regulatory compliance makes it one of the very few companies with gaming software that has been certified to strict standards similar to land-based gaming. WagerLogic Limited, a wholly-owned subsidiary of CryptoLogic, is responsible for the licensing of CryptoLogic software and services to customers who offer their games around the world to non-U.S. based players. For information on WagerLogic(, visit www.wagerlogic.com. CryptoLogic’s common shares trade on the Toronto Stock Exchange (CRY, CXY), the NASDAQ Global Select Market (CRYP) and the Main Market of the London Stock Exchange (CRP).

For more information, please contact:

CryptoLogic, 35316641682	Argyle Communications, (416) 968-7311 (North American and gaming industry media)
Stephen Taylor, Chief Financial Officer	Daniel Tisch, ext 223/ dtisch@argylecommunications.com
Karen Passmore, ext 228 kpassmore@argylecommunications.com
Corfin Communications (UK media only)
Ben Hunt, +44 207 977 0020
Neil Thapar, +44 207 977 0020
Harry Chathli, +44 207 979 0020

CRYPTOLOGIC FORWARD LOOKING STATEMENT DISCLAIMER:

Statements in this press release which are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, risks associated with the company’s financial condition and prospects, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on licensees and key licensees, risks relating to international operations, risks associated with competition and other risks detailed in the company’s filings with securities regulatory authorities. These risks may cause results to differ materially from those projected in the forward-looking statements.

(1) Management believes that Net cash is a useful supplemental measure of performance.  However, Net cash is not a recognized measure under generally accepted accounting principles (GAAP) and does not have a standardized meaning. Therefore, Net cash may not be comparable to similar measures presented by other companies.

CRYPTOLOGIC LIMITED

CONSOLIDATED BALANCE SHEETS

(In thousands of US dollars)

	As at September 30, 2007 (unaudited)	As at December 31, 2006
ASSETS
Current assets:
Cash and cash equivalents	$ 59,891	$76,940
Security deposits	1,500	1,500
Short term investments	24,000	50,000
Accounts receivable and other	11,920	8,251
Prepaid expenses	8,322	7,027
	105,633	143,718

User funds on deposit	22,638	20,872
Capital assets	25,590	18,106
Other Investments (Note 8)	500	-
Intangible assets	13,771	48
Goodwill	5,280	1,776
	$ 173,412	$184,520

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$ 31,122	$47,766
Income taxes payable	850	2,165
	31,972	49,931

User funds held on deposit	22,638	20,872
Future income taxes	3,528	2,133
	58,138	72,936

Minority interest (note 5)	9,226	-

Shareholders’ equity:
Capital stock	33,118	29,096
Stock options	4,808	3,631
Retained earnings	68,122	78,857
	106,048	111,584
	$ 173,412	$184,520

CRYPTOLOGIC LIMITED

CONSOLIDATED STATEMENTS OF EARNINGS AND COMPREHENSIVE INCOME

(In thousands of US dollars, except per share information)
(unaudited)

	For the three months ended September 30,		For the nine months ended September 30,
	2007	2006	2007	2006
Revenue	$17,503	$27,690	$53,309	$85,038
Expenses
Operating	11,784	16,893	36,747	50,443
General and administrative	2,843	1,460	7,304	5,944
Reorganization	-	1,617	5,665	2,616
Finance	106	147	299	376
Amortization	1,714	1,039	4,840	3,402
	16,447	21,156	54,855	62,781

Earnings (loss) before under-noted	1,056	6,534	(1,546)	22,257
Interest income	1,322	1,960	4,703	5,161

Earnings before income taxes	2,378	8,494	3,157	27,418
Income taxes:
Current	(507)	1,249	299	3,542
Future	285	1	1,395	776
	(222)	1,250	1,694	4,318

Net earnings before minority interest	$2,600	$ 7,244	$1,463	$23,100

Minority interest	208	-	208	-

Net earnings and comprehensive income	$2,392	$ 7,244	$1,255	$23,100

Earnings per common share
Basic	$0.19	$0.53	$0.10	$1.71
Diluted	$0.19	$0.53	$0.10	$1.68
Weighted average number of shares (‘000s)
Basic	12,797	13,601	12,748	13,534
Diluted	13,930	13,789	13,863	13,756

The accompanying notes are an integral part of the consolidated interim financial statements.

CRYPTOLOGIC LIMITED

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

(In thousands of US dollars)

(unaudited)

	For the nine months ended September 30,
	2007	2006
Retained earnings, beginning of period	$78,857	$73,170
Earnings and comprehensive income	1,255	7,244
Dividends	(5,003)	(1,632)
Reduction due to portion of interest to CEC	(6,987)	-
Retained earnings, end of period	$68,122	$78,782

The accompanying notes are an integral part of the consolidated interim financial statements.

CRYPTOLOGIC LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of US dollars)

(unaudited)

	For the three months ended September 30,		For the nine months ended September 30,
	2007	2006	2007	2006
Cash provided by (used in):

Operating activities:
Net earnings	$2,392	$7,244	$1,255	$23,100
Adjustments to reconcile earnings to cash provided by (used in) operating activities:
Amortization	1,714	1,039	4,840	3,402
Future income taxes	285	1	1,395	776
Minority interest	208	-	208	-
Stock options	719	563	3,179	1,600
	5,318	8,847	10,877	28,878
Changes in operating assets and liabilities:
Accounts receivable and other	(563)	(1,547)	(3,669)	(449)
Prepaid expenses	84	(1,466)	(1,293)	(4,636)
Accounts payable and accrued liabilities	2,751	1,436	(16,644)	11,148
Income taxes payable	(2,051)	(1,604)	(1,315)	444
	5,539	5,666	(12,044)	35,385

Financing activities:
Issue of capital stock	420	362	4,050	2,965
Dividends paid	(1,670)	(1,632)	(5,003)	(4,209)
	(1,250)	(1,270)	(953)	(1,244)

Investing activities:
Acquisition of business and intangible assets	(6,256)	-	(18,028)	-
Purchase of capital assets	(3,829)	(2,061)	(11,524)	(4,027)
(Sale)/Purchase of Long term investments	(500)	-	(500)	-
(Sale) /Purchase of Short term investments	31,000	(4,451)	26,000	(69,205)
	20,415	(6,512)	(4,052)	(73,232)
Increase (decrease) in cash and cash equivalents	24,704	(2,116)	(17,049)	(39,091)
Cash and cash equivalents, beginning of period	35,187	57,445	76,940	94,420
Cash and cash equivalents, end of period	$59,891	$55,329	$59,891	$55,329

Supplemental cash flow information:
Non cash portion of options exercised	$220	$115	$1,584	$751

The accompanying notes are an integral part of the consolidated interim financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2007

(unaudited)

(All figures are in thousands of US dollars, except per share disclosure and where otherwise indicated)

1. Basis of Presentation and Re-organization

These consolidated interim financial statements of CryptoLogic Limited (the “Company”) have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). Pursuant to a business reorganization implemented by way of an Ontario, Canada court approved plan of arrangement (the “Arrangement”) and approved by the shareholders on May 24, 2007, the Company acquired control over all of the issued and outstanding common shares of CryptoLogic Inc., an Ontario company, which through the Arrangement became an indirect subsidiary of CryptoLogic Limited. As part of the arrangement, , the Company issued equivalent amount of CryptoLogic Limited Common Share or exchangeable shares of CryptoLogic Exchange Corporation (“CEC”), an indirect subsidiary of the Company, to taxable Canadian residents. The CEC shares are, as nearly as practicable, the economic equivalent of CryptoLogic Limited Shares. These CEC shares participate equally in voting and dividends with the shareholders of the Company. No additional shares of CEC will be issued after June 1, 2007. For accounting purposes, the arrangement is accounted for using the continuity of interest method, which recognizes the Company as the successor entity to CryptoLogic Inc. Accordingly, these consolidated interim financial statements reflect the financial position, results of operations and cashflows as if the Company has always carried on the business formerly carried on by CryptoLogic Inc. with all assets and liabilities recorded at the carrying values of CryptoLogic Inc. The interest held by CEC shareholders has been presented as a minority interest in these consolidated interim financial statements.

These interim consolidated financial statements have been prepared using the same accounting policies as were used for the audited consolidated financial statements of Cryptologic Inc. for the year ended December 31, 2006, except as described in Note 2. These interim consolidated financial statements do not contain all annual disclosures required by GAAP and, as such, should be read in conjunction with the audited consolidated financial statements including the notes thereto for the year ended December 31, 2006, as set out in the 2006 Annual Report.

2. Significant accounting policies - Financial Instruments

Effective on January 1, 2007, the Company adopted the recommendations of The Canadian Institute of Chartered Accountants’ Handbook (“CICA Handbook”) Section 1530, Comprehensive Income; Section 3855, Financial Instruments – Recognition and Measurement; Section 3861, Financial Instruments – Disclosure and Presentation; and Section 3251, Equity. These sections provide standards for recognition, measurement, disclosure and presentation of financial assets, financial liabilities and non-financial derivatives. Section 1530 provides standards for the reporting and presentation of comprehensive income, which represents the change in equity from transactions and other events and circumstances from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with Canadian GAAP.

Upon adoption of the new standards on January 1, 2007, the Company classified all cash, cash equivalents, short-term investments and user funds on deposit, as held-for-trading assets which are measured at fair value and the changes in fair value are recognized in earnings. Accounts receivable and other are classified as loans and receivables and measured at amortized costs. Accounts payable and accrued liabilities and user funds held on deposit are classified as other financial liabilities. The Company had neither available for sale, nor held-to-maturity instruments during the nine months ended September 30, 2007.

Section 3855 requires the Company to identify embedded derivatives that require separation from the host contract and measure those embedded derivatives at fair value. Subsequent changes in fair value of embedded derivatives are recognized in earnings in the period the change occurs. The Company has not identified any embedded derivatives that are required to be separated from the host contract.

The Company had no “other comprehensive income or loss” transactions during the nine months ended September 30, 2007. The adoption of these new sections had no material impact on opening retained earnings.

3. Change in Accounting Estimate

During the three months ended June 30th, 2007, the Company included the benefit of $1,154 in Operating expense as a result of an adjustment of accrued wages and bonuses that are not expected to be paid out due to reduced levels of current profits. In addition, the Company has reviewed the estimate of amounts required to address jackpot payouts, resulting in the reduction of the liability for jackpot accrual and a corresponding increase in revenue of $4,473 in the first quarter of 2007.

4. Stock Option Plan

In accordance with the guidelines of the Canadian Institute of Chartered Accountants, the Company has expensed the costs of all stock option grants issued on or after January 1, 2003. On April 2, 2007 the President and CEO of the business was issued 500,000 options. The fair value of the options granted in the nine months ended September 30, 2007 and 2006 was made using the Black-Scholes option pricing model using the following weighted assumptions:

	2007	2006

Dividend yield	1.90%	2.00%
Risk-free rate	4.07%	4.25%
Expected volatility	52.0%	55.0%
Expected life of options in years	3.0	5.0

The estimated fair value of options is recorded over the vesting period of the options. The cost of stock option and expense account included in with a corresponding addition to Stock Options in Shareholders’ Equity were as follows:

	Three months ended September 30, 2007	Three Months ended September 30, 2006	Nine months ended September 30, 2007	Nine months ended September 30, 2006

Operating expense	$719	$563	$2,197	$1,600
Reorganization expense	-	-	982	-

Total option expense	$719	$563	$3,179	$1,600

The amount recorded for exercises from Stock Options account was $220 and $ 115 in the three months ended September 30, 2007 and 2006, respectively, and $ 1,584 and $751 in the nine months ended September 30, 2007 and 2006, respectively. Consideration paid by employees on the exercise of stock options is recorded as Share Capital. Had compensation expense been determined based on the fair value of the employee stock option awards for 2002 grants at the grant dates in accordance with the CICA recommendations, the Company’s net earnings and earnings per share for 2007 would not have been impacted as all 2002 grants were fully vested prior to January 1, 2007, however, the 2006 periods would have been changed to the following pro forma amounts:

	Three months ended September 30, 2006	Nine months ended September 30, 2006

	As reported	Pro forma	As reported	Pro forma
	(‘000)	(‘000)	(‘000)	(‘000)
Earnings	$7,244	$7,134	$23,100	$22,725

Earnings per share:
Basic	$0.53	$0.52	$1.71	$1.68
Diluted	$0.53	$0.52	$1.68	$1.65

All outstanding options of CryptoLogic Inc. as of the date of Arrangement were fully assumed by CryptoLogic Limited under the same terms and conditions as originally granted by CryptoLogic Inc.

5. Share capital

Authorized:

Unlimited common shares

Issued and Outstanding:

CryptoLogic Limited
	Common Shares
In thousands	Issued	Stated Value	Contributed Surplus	Total Stated Value
Balance - December 31, 2006	-	-	-	-
Arrangement (see Note 1)	12,571	$30,743	$68	$30,811
Share exchanged (see Note 1)	217	1,648		1,648
Exercise of stock options	24	659		659
Balance - September 30, 2007	12,812	$33,050	$68	$33,118

As described in note 1, the Company acquired control over all of the issued and outstanding common shares of CryptoLogic Inc., an Ontario company, which through the Arrangement became an indirect wholly-owned subsidiary of CryptoLogic Limited. As consideration for the acquisition, the Company issued equivalent amount of CryptoLogic Limited Common Share or exchangeable shares of CryptoLogic Exchange Corporation (“CEC”), an indirect subsidiary of the Company, to taxable Canadian residents. The CEC shares can be exchanged by the holders for an equal number of CryptoLogic Limited common shares at anytime. As at the time of the re-organization, a total of 12.5 million and 1.3 million shares of CryptoLogic Limited and CEC were outstanding, respectively. Since then, a total of 217 shares of CEC have been exchanged, with the remaining 1.1 million shares of CEC being reflected as minority interest as at September 30, 2007.

On June 1, 2014 the Company will redeem all but not less than all of the then outstanding CEC Shares for an amount per share equal to the redemption price which amount will be satisfied through the issuance and delivery of one CryptoLogic Limited common share for each Exchangeable Share. CryptoLogic Limited has issued a special voting share to a third party trustee, the purpose of which is to provide holders of Exchangeable Shares with the right to vote on the Company’s matters.

6. Normal Course Issuer Bid

In September 2006, the Board of Directors approved the renewal of a share purchase plan, under a Normal Course Issuer Bid, to repurchase and cancel up to 1,350,000 of the Company’s outstanding common shares for the period commencing September 29, 2006 and ended September 28, 2007. As at September 30, 2007, the Company had not repurchased any shares from the renewed Normal Course Issuer Bid.

7. Financial Instruments

Financial instruments, potentially exposing the Company to a concentration of credit risk, interest rate and foreign exchange risk, consist principally of cash, cash equivalents and short term investments. The Company manages credit risk by investing in cash equivalents and short term investments rated as A and R1 or above. All investments are in cash, bank deposits and bank or government short-term papers.

The Company does not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates relative to interest rates on the investments, owing to the relative short term nature of the investments.

In regard to foreign exchange, the Company is to a large degree economically hedged. The Company may engage from time to time in currency hedging, although no hedging has been done in 2007 and 2006.

8.	Other Investments

On June 13, 2007, the Company completed an agreement to acquire a minority ownership interest in 568 Network Inc. (“568 Inc.”) for $500. 568 Inc. is a developer and distributor of online casual games to the Chinese market. The agreement enables 568 Inc. and CryptoLogic to establish a new China-based venture that will develop and distribute casual, skill-based games for the local and overseas Chinese-language markets. In consideration for its investment in 568 Inc., CryptoLogic received preference shares with voting rights, redeemable at any time at par. Under terms of the agreement, CryptoLogic is required to make additional investments in 568 Inc. of up to $750 should 568 Inc. achieve certain financial targets. The Company also has the option to increase its ownership interest to a controlling position in 568 Inc. in the future. In addition, the Company has extended a bridge financing of $100 to 568 Inc. that could potentially be converted to equity at some point in the future.

9. Intangible assets

On August 22, 2007, the Company acquired Casino.co.uk, a gaming portal affiliate, for cash consideration of $6,257, including $190 related to the costs of acquisition. The acquisition is accounted for using the purchase method with $2,753 allocated to the brand name and $3,504 allocated to goodwill. The brand name is being amortized over a period of 7 years. Additional amounts of up to £625 may be payable if the business achieves certain targets over the period to February 22, 2008. The allocation of the purchase price is preliminary at this time pending finalization of valuations of net identifiable assets acquired. The future tax asset or liability will be included at the time of final assessment.

During the first quarter of 2007, the Company signed an agreement to purchase the poker brand and customer list of Parbet.com, a Norwegian company. The total purchase price paid was $11,771, with $11,367 allocated to the brand and $404 allocated to the customer list. The brand is being amortized over 12 years and the customer list over 5 years.

10. Reorganization

On September 25, 2006, the Company announced a plan to move the corporate head office to Ireland in 2007 to be located closer to customers and markets for its products.

	Three months ended September 30,		Nine months ended September 30,
	2007	2006	2007	2006	Since inception to September 30, 2007
Professional fees	-	$170	$3,276	$1,129	$4,533
Employee severance	-	1,399	587	1,399	2,529
Employee relocation and recruitment	-	48	1,802	88	2,303
Reorganization Charges	-	$1,617	$5,665	$2,616	9,365
Payments since inception					(6,892)
Non cash stock option expense					(982)
Included in Accounts payable and accrued liabilities at September 30, 2007					$1,491

11. Guarantees

The Company has guaranteed minimum payments for certain intellectual property rights over multiple-year periods, for the amount of $5,365.

12.	Seasonality

Historically, the first and fourth quarters have been CryptoLogic’s strongest periods. Revenue in the second and third quarters may decrease as Internet usage moderates in the warmer months of the year as more people are outdoors.

13. Related party transactions

The Company paid to the law firm in which the Company’s Chairman is a partner $241 and $152 in the three months ended September 30, 2007 and 2006, respectively, $796 and $379 in the nine months ended September 30, 2007 and 2006, respectively. In addition, there was $44K outstanding as of September 30, 2007.

The Company also paid $56 to a law firm in which one of its Board Members is a partner for the nine months ended September 30, 2007. There were no comparable amounts paid in 2006. There was $21K outstanding to this law firm as of September 30, 2007.

14.	Comparative figures

Certain of the prior period’s figures have been reclassified for consistency with the current period’s presentation.

15. Subsequent Events

On October 10, 2007 as part of the requirements of the Maltese Lottery Gaming Authority, the Company provided a letter of guarantee of $20 million as a pledge of security against $20 million in player funds. This restricts the Company’s use of these funds.

On November 8th, 2007, the Company agreed to acquire an initial position in Mikoishi Studios, one of Asia’s best-known game development and design companies. CryptoLogic has the option of increasing its stake in Mikoishi in the future.